   As filed with the Securities and Exchange Commission on June 29, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


              (Mark One):
              /X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

              / /  TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                           COMMISSION FILE NO. 1-8007

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           FREMONT GENERAL CORPORATION
                            AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FREMONT GENERAL CORPORATION
                           2020 SANTA MONICA BOULEVARD
                         SANTA MONICA, CALIFORNIA 90404
                                  (310)315-5500

                              REQUIRED INFORMATION



The Fremont General Corporation and Affiliated Companies Investment Incentive Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.



                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    FREMONT GENERAL CORPORATION
                                                    AND  AFFILIATED  COMPANIES
                                                    INVESTMENT INCENTIVE PLAN




June 29, 1999                                       By /s/  RAYMOND G. MEYERS
                                                    ---------------------------
                                                    Raymond G. Meyers
                                                    on behalf of the Plan
                                                    Administrator of the
                                                    Fremont General Corporation
                                                    and Affiliated Companies
                                                    Investment Incentive Plan

                              Financial Statements
                           and Supplemental Schedules

                           Fremont General Corporation
                            and Affiliated Companies
                            Investment Incentive Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits ....................3
Notes to Financial Statements..................................................4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes...............................16
Schedule of Reportable Transactions ..........................................17

                         Report of Independent Auditors

Plan Administrator of the
Fremont General Corporation and
Affiliated Companies Investment Incentive Plan

We have audited the accompanying statements of net assets available for benefits of Fremont General Corporation and Affiliated Companies Investment Incentive Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1998, and schedule of reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                             ERNST & YOUNG LLP



May 20, 1999

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                 Statements of Net Assets Available for Benefits


                                                                             DECEMBER 31
                                                                        1998             1997
                                                                    ------------     ------------
Assets Investments at fair value:
   Merrill Lynch:
     Growth Fund ................................................   $ 12,077,751     $ 15,472,322
     Global Allocation Fund .....................................      3,642,381        3,870,988
     Corporate Bond Fund ........................................      5,019,717        3,680,935
     Capital Fund ...............................................      5,622,901        4,255,124
     Basic Value Fund ...........................................      9,627,621        6,448,563
     Retirement Preservation Fund ...............................     22,758,739       22,987,062
   Fremont General Corporation Common Stock .....................     49,872,705       52,948,672
   Participants' loans ..........................................      4,662,121        3,722,589
                                                                    ------------     ------------
                                                                     113,283,936      113,386,255
Receivables:
   Interest and dividends .......................................         27,890           21,876
Other assets ....................................................          5,352          464,953
                                                                    ------------     ------------
Net assets available for benefits ...............................   $113,317,178     $113,873,084
                                                                    ============     ============

See accompanying notes.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                        YEAR ENDED DECEMBER 31
                                                                        1998             1997
                                                                    ------------     ------------

ADDITIONS
Contributions:
   Employee .....................................................   $ 14,720,954     $ 10,289,372
   Employer Companies ...........................................      5,868,912        3,965,615
Interest and dividends ..........................................      4,256,638        4,699,262
Net realized and unrealized (depreciation)
   appreciation in fair value of investments ....................     (8,483,670)      25,140,888
                                                                    ------------     ------------
                                                                      16,362,834       44,095,137

DEDUCTIONS
Benefit distributions to participants ...........................     16,918,740        9,291,212
                                                                    ------------     ------------
Net increase (decrease) .........................................       (555,906)      34,803,925

Net assets available for benefits at beginning
   of year ......................................................    113,873,084       79,069,159
 ................................................................   ------------     ------------
Net assets available for benefits at end of year ................   $113,317,178     $113,873,084
                                                                    ============     ============

See accompanying notes.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                          Notes to Financial Statements

                                December 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the Fremont General Corporation and Affiliated Companies (the Company) Investment Incentive Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall control.

GENERAL

The Plan is a defined contribution 401(k) plan which commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation and affiliated companies (the Employer Companies). An eligible employee who is employed by the Employer Companies may elect to make salary deferral 401(k) contributions beginning the first full pay period in the month following employment or as of any subsequent entry date.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONTRIBUTIONS

Eligible employees may contribute up to 15% of their pretax eligible compensation. For the Plan year beginning on January 1, 1998, Employer Companies matched 80% of the first 6% of eligible compensation contributed by the participant. For the plan year beginning on January 1, 1997, Employer Companies matched 75% of the first 6% of eligible compensation contributed by the participant. Officers participate in the Plan on the same basis as all other employees. Each contributing Employer Company also may elect to make an additional discretionary contribution. Discretionary employer contributions are allocated to participants in proportion to their compensation.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Employer Companies' contributions and (b) Plan earnings or losses. Allocations are based on participants' eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Employer Companies' matching contributions for the year in which the forfeitures occurred.

VESTING

Participants' salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions vest pursuant to a graduated vesting schedule in increments based on each full year of service. Participants become 100% vested in the event of death, disability, upon attainment of normal retirement age, or upon termination of the Plan.

INVESTMENT OPTIONS

The Plan trustee is Merrill Lynch Trust Company of California (ML). Participants may direct their employer and employee contributions in any of the following six ML investment options, and Fremont General Corporation Common Stock.

     Merrill Lynch Growth Fund - Diversified portfolio of equity securities (common stocks and to a lesser extent securities convertible into common stocks)

     Merrill Lynch Global Allocation Fund - Globally oriented portfolio of equity, debt and money market securities

     Merrill Lynch Corporate Bond Fund - Portfolio of primarily taxable fixed income securities rated A or better

     Merrill Lynch Capital Fund - Fully managed investment fund utilizing equity, debt and convertible securities

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

     Merrill Lynch Basic Value Fund - Invests in stocks that are selling at a discount from per share book value or from historic price-to-earnings ratios, have dividend yields greater than the stock market average and/or seem capable of recovering from situations that caused the companies to become temporarily out of favor

     Merrill Lynch Retirement Preservation Fund - Invests in broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and U.S. government agency securities

     Fremont General Corporation Common Stock - Single stock equity investment as opposed to a diversified portfolio of securities

DISTRIBUTIONS

All distributions of vested account balances may be made to participants following termination of employment, attainment of age 59 1/2, retirement from the Company, total disability, or to the designated beneficiary following a participant's death. In addition, participants may make withdrawals from their account balances in the event of hardship. A hardship withdrawal can be made for the following circumstances: expenses to avoid eviction or foreclosure of the participant's principal residence, extraordinary medical expenses for the participant or his or her dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participant or the participant's dependents, and costs relating to the purchase of a principal residence for the participant.

PARTICIPANTS' LOANS

Participants may borrow from the vested portion of their account balance based on the balance at the close of business of the prior day. Interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. A transaction fee of $40 is required of each participant upon loan approval.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

AMENDMENT AND/OR TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time for any reason. In the event of termination, the Plan document provides for full vesting of all participants. The Company also reserves the right to amend the Plan at any time for any reason with or without advance notice (unless required by law) in accordance with the procedures set forth in the plan document.

2. SUMMARY OF ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

All assets of the Plan are held by ML at December 31, 1998 and 1997.

Investments are stated at current net asset value, which approximates fair value. The Merrill Lynch funds' net asset values are determined by ML. Fremont General Corporation Common Stock is stated at current market value as determined by the Plan Administrator based on the closing price on the New York Stock Exchange (NYSE). The closing price of Fremont General Corporation Common Stock on December 31, 1998, was $25.187 per share.

INVESTMENT INCOME

Interest and dividend income is recorded on the accrual basis.

Realized    investment    gains   and   losses   are   determined    using   the
specific-identification basis.

INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated October 19, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan Administrator is not aware of any course of actions or series of events that have occurred which would have a material adverse affect on the Plan's qualified status.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

EXPENSES

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which it pays no rent.

BENEFIT PAYMENTS

Benefit distributions to Plan participants are recorded in the period in which the distributions are paid. Distributions payable at December 31, 1998 and 1997, are $88,929 and $255,209, respectively.

FORFEITURES

The balance of amounts forfeited by nonvested accounts at December 31, 1998, was
$354,239.   These   forfeitures  will  be  used  to  reduce  employer   matching
contributions in the year in which the forfeitures occur.

3. INVESTMENT PROGRAMS

The Plan provides various investment vehicles (including participant loans) in which participants may elect to have their accounts invested. A summary of the 1998 and 1997 statements of net assets available for benefits and statements of changes in net assets available for benefits allocated to each of these vehicles is as follows.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


3. INVESTMENT PROGRAMS (CONTINUED)

Net assets available for benefits at December 31, 1998:

                                                       MERRILL
                                       MERRILL          LYNCH            MERRILL        MERRILL
                                        LYNCH           GLOBAL            LYNCH          LYNCH
                                       GROWTH         ALLOCATION        CORPORATE       CAPITAL
                                        FUND             FUND           BOND FUND         FUND
                                    ------------     -----------     ------------     -----------
Investments at fair value .......   $ 12,077,751*    $ 3,642,381     $  5,019,717     $ 5,622,901
Interest and dividends
   receivable ...................              -               -                -               -
                                    ------------     -----------     -----------     -----------
Net assets available for
   benefits .....................   $ 12,077,751     $ 3,642,381     $  5,019,717     $ 5,622,901
                                    ============     ===========     ============     ===========

                                      MERRILL           MERRILL        FREMONT
                                       LYNCH             LYNCH         GENERAL
                                       BASIC          RETIREMENT     CORPORATION
                                       VALUE         PRESERVATION      COMMON       PARTICIPANTS'
                                        FUND             FUND           STOCK           LOANS          OTHER          TOTAL
                                    -----------     ------------     ------------    -----------     --------     -------------
Investments at fair value .......   $ 9,627,621*    $ 22,758,739*    $ 49,872,705*   $ 4,662,121*    $  5,352     $ 113,289,288
Interest and dividends
   receivable ...................             -                -                -              -       27,890            27,890
                                    -----------     ------------     ------------    -----------     --------     -------------
Net assets available for
   benefits .....................   $ 9,627,621     $ 22,758,739     $ 49,872,705    $ 4,662,121     $ 33,242     $ 113,317,178
                                    ===========     ============     ============    ===========     ========     =============

*Investments represent 5% or more of the net assets available for benefits at December 31, 1998.


Net assets available for benefits at December 31, 1997:

                                                       MERRILL
                                       MERRILL          LYNCH            MERRILL        MERRILL
                                        LYNCH           GLOBAL            LYNCH          LYNCH
                                       GROWTH         ALLOCATION        CORPORATE       CAPITAL
                                        FUND             FUND           BOND FUND         FUND
                                    ------------     -----------     ------------     -----------
Investments at fair value .......   $ 15,472,322*    $ 3,870,988     $  3,680,935     $ 4,255,124
Interest and dividends
   receivable ...................              -               -                -               -
                                    ------------     -----------     ------------     -----------
Net assets available for
   benefits .....................   $ 15,472,322     $ 3,870,988     $  3,680,935     $ 4,255,124
                                    ============     ===========     ============     ===========

                                      MERRILL           MERRILL          FREMONT
                                       LYNCH             LYNCH           GENERAL
                                       BASIC          RETIREMENT       CORPORATION
                                       VALUE         PRESERVATION        COMMON      PARTICIPANTS'
                                        FUND             FUND             STOCK         LOANS          OTHER          TOTAL
                                    -----------     ------------     ------------    -----------     --------     -------------

Investments at fair value .......   $ 6,448,563*    $ 22,987,062*    $ 52,948,672*   $ 3,722,589     $ 464,953    $ 113,851,208
Interest and dividends
   receivable ...................             -                -           21,876              -             -           21,876
                                    -----------     ------------     ------------    -----------     ---------    -------------
Net assets available for
   benefits .....................   $ 6,448,563     $ 22,987,062     $ 52,970,548    $ 3,722,589     $ 464,953    $ 113,873,084
                                    ===========     ============     ============    ===========     =========    =============

*Investments represent 5% or more of the net assets available for benefits at December 31, 1997.

                                                                         9  / 10

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)



3. INVESTMENT PROGRAMS (CONTINUED)

Changes in net assets available for benefits for year ended December 31, 1998:



                                                       MERRILL
                                       MERRILL          LYNCH           MERRILL        MERRILL
                                        LYNCH           GLOBAL           LYNCH          LYNCH
                                       GROWTH         ALLOCATION       CORPORATE       CAPITAL
                                        FUND             FUND          BOND FUND         FUND
                                    ------------     -----------     ------------    -----------
ADDITIONS
Contributions ...................   $  4,617,880      $ 1,245,413     $ 1,127,703    $ 2,065,393
Interest and dividends ..........        314,026          433,915         290,189        354,168
Net realized and unrealized
  appreciation (depreciation) in
  fair value of investments .....     (4,065,622)        (391,564)         68,145        (80,028)
                                    ------------      -----------     ------------   -----------
                                         866,284        1,287,764       1,486,037      2,339,533

Interfund transfers .............     (2,271,370)        (707,763)        345,657       (109,127)

DEDUCTIONS
Benefit distributions to
  participants ..................      1,989,485          808,608         492,912        862,629
Other ...........................              -                -               -              -
                                    ------------      -----------     -----------     ----------
Net increase (decrease) .........     (3,394,571)        (228,607)      1,338,782      1,367,777

Net assets available for
  benefits at beginning of
  year ..........................     15,472,322        3,870,988       3,680,935      4,255,124
                                    ------------      -----------     -----------    -----------
Net assets available for
  benefits at end of year .......   $ 12,077,751      $ 3,642,381     $ 5,019,717    $ 5,622,901
                                    ============      ===========     ===========    ===========

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)



Changes in net assets available for benefits for year ended December 31, 1998:



                                      MERRILL         MERRILL          FREMONT
                                       LYNCH           LYNCH           GENERAL
                                       BASIC         RETIREMENT      CORPORATION
                                       VALUE        PRESERVATION        COMMON       PARTICIPANTS'
                                        FUND            FUND            STOCK           LOANS         OTHER           TOTAL
                                    -----------     ------------     ------------    -----------     --------     -------------
ADDITIONS
Contributions ...................   $ 3,209,006     $  3,607,932     $  4,716,539    $         -     $      -     $  20,589,866
Interest and dividends ..........       754,426        1,420,823          689,091              -            -         4,256,638
Net realized and unrealized
 appreciation (depreciation)
 in fair value of
 investments ....................        47,255                -       (4,061,856)             -            -        (8,483,670)
                                    -----------     ------------     -------------   -----------     --------     -------------
                                      4,010,687        5,028,755        1,343,774              -            -        16,362,834

Interfund transfers .............       412,249          887,339        1,781,120              -     (338,105)                -

DEDUCTIONS
Benefit distributions to
 participants ...................     1,243,878        6,144,417        6,222,737       (939,532)      80,921        16,906,055
Other ...........................             -                -                -              -       12,685            12,685
                                    -----------     ------------     ------------    ------------    --------     -------------
Net increase (decrease) .........     3,179,058         (228,323)      (3,097,843)       939,532     (431,711)         (555,906)

Net assets available for
 benefits at beginning of
 year ...........................     6,448,563       22,987,062       52,970,548      3,722,589      464,953       113,873,084
                                    -----------     ------------     ------------    -----------     --------     -------------
Net assets available for
 benefits at end of year ........   $ 9,627,621     $ 22,758,739     $ 49,872,705    $ 4,662,121     $ 33,242     $ 113,317,178
                                    ===========     ============     ============    ===========     ========     =============

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


3. Investment Programs (continued)

Changes in net assets available for benefits for year ended December 31, 1997:



                                                        MERRILL        MERRILL
                                       MERRILL           LYNCH          LYNCH          MERRILL
                                        LYNCH            GLOBAL       CORPORATE         LYNCH
                                       GROWTH          ALLOCATION        BOND          CAPITAL
                                        FUND              FUND           FUND            FUND
                                    ------------      -----------     -----------    -----------
ADDITIONS
Contributions ...................   $  3,319,112      $ 1,060,082     $   747,882    $ 1,175,183
Interest and dividends ..........      1,260,375          486,950         239,495        323,864
Net realized and unrealized
 appreciation (depreciation) in
 fair value of  investments .....        850,180         (143,249)         49,870        290,098
                                     -----------      -----------     -----------    -----------
                                       5,429,667        1,403,783       1,037,247      1,789,145

Interfund transfers .............        421,925           28,159         (82,158)        77,397

DEDUCTIONS
Benefit distributions to
 participants ...................      1,738,071          266,153         496,617        155,669
Other ...........................              -                -               -              -
                                    ------------      -----------     -----------    -----------
Net increase ....................      4,113,521        1,165,789         458,472      1,710,873

Net assets available for
 benefits at beginning of
 year ...........................     11,358,801        2,705,199       3,222,463      2,544,251
                                    ------------      -----------     -----------    -----------
Net assets available for
 benefits at end of year ........   $ 15,472,322      $ 3,870,988     $ 3,680,935    $ 4,255,124
                                    ============      ===========     ===========    ===========


              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)



Changes in net assets available for benefits for year ended December 31, 1997:


                                      MERRILL         MERRILL          FREMONT
                                       LYNCH           LYNCH           GENERAL
                                       BASIC         RETIREMENT      CORPORATION
                                       VALUE        PRESERVATION        COMMON       PARTICIPANTS'
                                        FUND            FUND            STOCK           LOANS          OTHER           TOTAL
                                    -----------     ------------     ------------    ------------     ---------     -------------
ADDITIONS
Contributions ...................   $ 1,732,184     $  3,308,580     $   2,911,964   $          -     $       -     $  14,254,987
Interest and dividends ..........       450,522        1,392,703           545,353              -             -         4,699,262
Net realized and unrealized
 appreciation (depreciation) in
 fair value of investments ......       604,998                -        23,488,991              -             -        25,140,888
                                    -----------     ------------      ------------    -----------     ---------     -------------
                                      2,787,704        4,701,283        26,946,308              -             -        44,095,137

Interfund transfers .............       818,754           59,475        (1,323,552)             -             -                 -

DEDUCTIONS
Benefit disbtributions to
 participants ...................       175,496        3,738,157         3,972,563       (786,561)            -         9,756,165
Other ...........................             -                -                 -             -       (464,953)         (464,953)
                                    -----------     ------------      ------------    -----------     ---------    --------------
Net increase ....................     3,430,962        1,022,601        21,650,193        786,561       464,953        34,803,925

Net assets available for
 benefits at beginning of
 year ...........................     3,017,601       21,964,461        31,320,355      2,936,028            -         79,069,159
                                    -----------     ------------       -----------    -----------     ---------     -------------

Net assets available for
 benefits at end of year ........   $ 6,448,563     $ 22,987,062      $ 52,970,548    $ 3,722,589     $ 464,953     $ 113,873,084
                                    ===========     ============      ============    ===========     =========     =============

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)




4. YEAR 2000 ISSUE (UNAUDITED)

The Company has inquired of all of the Plan's service providers and received from the Plan's service providers communications that they are presently taking steps to ensure that their systems and operations will be Year 2000 compliant. The Company will continue to monitor the status of all service providers' compliance with Year 2000 issues for the purpose of establishing that the service providers' systems and operations will be Year 2000 compliant prior to the time that there could be an adverse consequence to the Plan.

                             SUPPLEMENTAL SCHEDULES

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1998




  IDENTITY OF ISSUE, BORROWER,                   DESCRIPTION OF                                   CURRENT
   LESSOR OR SIMILAR PARTY                         INVESTMENT                 COST                 VALUE
-----------------------------------             -----------------           ------------       -------------
Merrill Lynch*
   Growth Fund                                     561,495 Units            $ 13,567,707       $  12,077,751
   Global Allocation Fund                          288,848 Units               4,100,751           3,642,381
   Corporate Bond Fund                             430,507 Units               4,929,455           5,019,717
   Capital Fund                                    163,409 Units               5,456,044           5,622,901
   Basic Value Fund                                253,225 Units               8,973,383           9,627,621
   Retirement Preservation Fund
                                                22,758,739 Units              22,758,742          22,758,739

Fremont General Corporation*                    1,980,097 shares
                                                of common stock               21,583,593          49,872,705

Participants' loans                       Interest at market rates             4,662,121           4,662,121
                                                                            ------------       -------------
                                                                            $ 86,031,796       $ 113,283,936
                                                                            ============       =============

*Indicates a party-in-interest to the Plan.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1998



                                                                                                    CURRENT VALUE
                                                                     EXPENSES                        OF ASSET ON
  IDENTITY OF                             PURCHASE      SELLING    INCURRED WITH      COST OF        TRANSACTION      NET GAIN
 PARTY INVOLVED   DESCRIPTION OF ASSET     PRICE         PRICE      TRANSACTION         ASSET            DATE          (LOSS)
---------------   --------------------  ---------      ---------   -------------     -----------     -----------     ----------

CATEGORY (III) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.




Merrill Lynch*    Growth Fund          $ 7,457,470     $        -  $           -     $ 7,457,470     $ 7,457,470     $        -

Merrill Lynch*    Growth Fund                    -      6,299,294              -       6,649,710       6,649,710       (350,416)

Merrill Lynch*    Retirement
                  Preservation Fund     12,101,354              -              -      12,101,354      12,101,354              -

Merrill Lynch*    Retirement
                  Preservation Fund              -     12,329,676              -      12,329,676      12,329,676              -

Merrill Lynch*    Basic Value Fund       6,969,810              -              -       6,969,810       6,969,810              -

Merrill Lynch*    Basic Value Fund               -      3,564,011              -       3,407,521       3,564,011        156,490

Fremont General
 Corporation*     Common Stock          12,986,795              -              -      12,986,795      12,986,795              -

Fremont General
 Corporation*     Common Stock                   -      8,495,315              -       4,820,468       8,495,315      3,674,847


There were no category (i), (ii) or (iv) reportable transactions during 1998.

*Indicates a party-in-interest to the Plan.



                                                                              17